UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO.4)

                      ANNUITY AND LIFE RE (HOLDINGS), INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON SHARES, PAR VALUE $1.00
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   G03910 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)
--------------------------------------------------------------------------------

                               PAUL GIORDANO, ESQ.
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                                 XL CAPITAL LTD
                                    XL HOUSE
                              ONE BERMUDIANA STREET
                             HAMILTON HM 11, BERMUDA
                                 (441) 292-8515


                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                      AUTHORIZED TO RECEIVE COMMUNICATIONS)

                                NOVEMBER 23, 2001
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject if this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                        XL CAPITAL LTD
                        I.R.S. IDENTIFICATION NO. 98-0058718

--------------------------------------------------------------------------------
2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) / /
                                                                      (b) / /

--------------------------------------------------------------------------------
3             SEC USE ONLY                                                / /

--------------------------------------------------------------------------------
4             SOURCE OF FUNDS
                   OO,WC

--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                              / /

--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE ORGANIZATION
                      CAYMAN ISLANDS

--------------------------------------------------------------------------------
                      7         SOLE VOTING POWER
                                         -3,340,380-

NUMBER OF
                         8         SHARED VOTING POWER
SHARES                                        -0-

BENEFICIALLY
                         9         SOLE DISPOSITIVE POWER
OWNED BY                                 -3,340,380-

EACH
                         10        SHARED DISPOSITIVE POWER
REPORTING                                     -0-

PERSON WITH


11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     -3,340,380-
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         / /

--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              12.9043%

--------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON
               CO

--------------------------------------------------------------------------------

     XL Capital Ltd (the "Reporting Person") hereby amends the Schedule 13D originally filed with the Securities and Exchange Commission on April 30, 1998, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on January 18, 2000, as further amended by Amendment No. 2 thereto filed with the Securities and Exchange Commission on March 15, 2000 and as further amended by Amendment No. 3 thereto filed with the Securities and Exchange Commission on June 1, 2000 (the "Schedule 13D"). Capitalized terms used without definition in this Amendment No. 4 to the Schedule 13D shall have the respective meanings ascribed thereto in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

     Item 5 of the Schedule 13D is hereby amended by replacing paragraph (a), and by adding to paragraph (c), the disclosure below.

     (a) The Reporting Person owns 3,340,380 Common Shares of the Company, comprising 12.9043% of the total outstanding Common Shares.

     (c) Common Shares acquired by the Reporting Person during the past sixty days were as follows: September 19, 2001 - 25,000 shares at $31.0500 per share; November 5, 2001- 25,500 shares at $22.6306 per share; November 15, 2001 - 25,000 shares at $24.0000 per share; November 15, 2001 - 12,300 shares at $23.5000 per share; November 15, 2001 - 12,700 shares at $23.5058 per share; November 23, 2001 - 50,000 shares at $22.5624 per share. The aforementioned shares purchased in the last sixty days were acquired through open market purchases and were financed with working capital. During the period September 28, 2000 through April 24, 2001, the Reporting Person acquired 153,000 Common Shares at prices ranging from $23.5000 per share to $28.0000 per share. All such Common Shares were acquired through open market purchases and were financed with working capital.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 27, 2001

                                XL CAPITAL LTD


                                By:  /s/ Kirstin Romann
                                     ------------------------------------------
                                Name:  Kirstin Romann
                                Title:  Senior Vice President and
                                        Assistant General Counsel